Exhibit 99.1

Obsidian Energy Announces Operational Update

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Robust Belly River and Cardium results in Willesden Green, with three additional wells expected on production in mid-April
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Continued progress on Clearwater waterflood initiatives with the Dawson pilot commissioned and both Nampa and West Dawson injector wells rig released
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Highest quality oil produced to date in Peace River on the West Dawson and Nampa pads

CALGARY, April 13, 2026 - OBSIDIAN ENERGY LTD. (TSX/NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to provide an operational update on our first quarter 2026 capital program.

“We’ve had a strong start to 2026 with our development program in both Peace River and Willesden Green”, commented Stephen Loukas, Obsidian Energy's President and CEO. “In Peace River, we continued to progress our waterflood initiatives with the start of additional waterflood injection in Dawson as well as the construction of waterflood pilots at both Nampa and West Dawson which will be on injection in the second quarter. Development drilling in Peace River led to strong production results at both our West Dawson 09-21 Clearwater pad and Nampa 06-28 Clearwater pad where we achieved some of our best oil quality to-date in the area. In Willesden Green, we focused development activity in Open Creek (Belly River formation) with our 11-28 two-well pad producing over 1,000 boe/d recently. Our Belly River wells have shown increasing production rates over the first few months with IP120’s higher than IP30’s as the wells stabilize. Additionally, in February, we brought on production the Open Creek wells (Cardium formation) drilled at the end of 2025. Results have exceeded internal expectations and with our consolidated working interest obtained in 2025, we anticipate future growth in the area.”

Mr. Loukas continued, “With the recent increase in oil prices because of the conflict in Iran, the Company has expanded hedging initiatives and increased our oil hedging position into the third quarter of 2026 at prices significantly higher than our 2026 budget average of US$60 WTI while continuing to repurchase shares via our normal course issuer bid. Over the next few months, the Company will continue to evaluate market conditions and consider expanding our capital program in the second half of the year.”

HEAVY OIL ASSET HIGHLIGHTS

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Active Development Program – Rig-released 11 (11.0 net) wells in Peace River during the first quarter of 2026, including 5 (5.0 net) Clearwater wells, 4 (4.0 net) Clearwater injection wells and 2 (2.0 net) Bluesky wells. The first quarter program had wells rig-released in our Nampa, Harmon Valley South (“HVS”), Cadotte and West Dawson fields. Currently, we have one active rig on the Dawson 5-13 Clearwater pad integrated waterflood project that will continue drilling through spring break-up.

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Clearwater and Bluesky Development – The West Dawson 09-21 Clearwater pad drilled during the first quarter has experienced production rates significantly above our expectations with the first well at initial production (“IP”) 22 of 299 boe/d (100% oil). This well tested as our best oil quality to date in the Peace River area at 16.5 API gravity and 767cP viscosity@ 20oC. Additionally, the Nampa 06-28 Clearwater pad has seen strong test results with an oil quality of 16.2 API gravity and 497cP viscosity@ 20oC, in an area where we have significant drilling inventory identified. Both wells have offsetting waterflood injectors already drilled and currently being commissioned. We are also pleased with our step-out well on the Cadotte 14-33 Bluesky pad with production rates at IP30 of 196 boe/d (100% oil). Below is a summary of the initial production rates on the 4 (4.0 net) wells spud and brought on production during the quarter:

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West Dawson 09-21 Clearwater pad – 1 (1.0 net) well with an average IP22 of 299 boe/d (100% oil)
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Nampa 06-28 Clearwater pad – 1 (1.0 net) well with an average IP28 of 143 boe/d (100% oil) per well
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Cadotte 14-33 Bluesky pad – 1 (1.0 net) well with an average IP30 of 196 boe/d (100% oil) per well
o
HVS 13-08 Bluesky pad – 1 (1.0 net) well with an average IP30 of 146 boe/d (99% oil) per well. (This well is a limited lateral length, infield well drill)
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Clearwater Waterflood Pilot Progression – Two (2.0 net) additional Clearwater injection wells commenced operations in early February at the Dawson 04-24 Clearwater pad, which now has a total of 4 (4.0 net) injection wells. The Company elected to drill the additional injectors as a part of the pilot to test pattern geometries for injectivity rate and sweep effectiveness. In parallel, facility designs were revised to adapt to formation water chemistry and improve run time. The current four injector/three producer pilot has been fully operational for approximately two months during which the producers have displayed a flattened production profile with the injectors maintaining consistent rate of injectivity.
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Expansion of the Waterflood – Applying what we learned from the Dawson 4-24 Clearwater waterflood pilot, we rig released four injector wells with 2 (2.0 net) each at our Nampa 06-28 Clearwater pad and West Dawson 09-21 Clearwater pad waterflood pilots. These pilots will implement the updated pattern geometry and facility designs from the Dawson pilot into two additional fields. The critical distinction in them will be the improved Clearwater oil quality at the beforementioned API and viscosity levels. Both pilots are approved and water injection is anticipated to begin in late April.

LIGHT OIL ASSET HIGHLIGHTS

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Development Focused on Open Creek – In the first quarter, we rig-released 5 (5.0 net) wells in the Open Creek area of Willesden Green targeting the Belly River formation. All of these wells, plus 4 (4.0 net) wells drilled in Open Creek (Cardium formation) in late 2025, were brought on production during the first quarter.
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Exciting Progress in Belly River Development – The Open Creek 11-28 two-well Belly River pad was brought on production in early March and is showing increasing rates each week. Cleanup can take several weeks as load fluid is produced and the inflow stabilizes on these strong wells. While the average per-well IP30 on this pad is 303 boe/d (78% liquids), it has produced in excess of 900 boe/d over the last 10 days (463 boe per well - 76% liquids). Additionally, the Open Creek 06-04 three-well Belly River pad was drilled and completed in the quarter with equip and tie-in underway. We anticipate this pad to come on production in mid-April.

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Return to Cardium Drilling in Open Creek – The Open Creek 11-15 four well Cardium pad was brought on production in February (previously rig released in fourth quarter). These are the first Cardium wells drilled into Willesden Green Cardium Unit #2 since we increased our working interest to close to 100%. Thus far, we have experienced strong results on this pad with an average per-well IP30 of 523 boe/d (79% liquids).
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Non-Operated activity continuing at Pembina Cardium Unit (“PCU”) #11 – The final 6 (2.7 net) Cardium wells from the 2025 PCU #11 program were brought onstream in February with solid average per-well gross IP30 of 307 boe/d (79% liquids). In the first quarter, 4 (1.8 net) wells were drilled and rig released and have just recently come on production.

GUIDANCE SENSITIVITY

Our 2026 operational guidance figures are outlined below and remain unchanged from our January 2026 announcement.

2026 Guidance
Production[1]	boe/d	27,900 – 29,900
% Oil and NGLs	%	73%
Capital expenditures[2]	$ millions	190 – 230
Decommissioning expenditures[3]	$ millions	7 – 11
Net operating costs[4]	$/boe	14.00 – 15.00
General & administrative	$/boe	2.00 – 2.10
(1)
Refer to ‘Supplemental Production Disclosure’ below for details of production by product types.
(2)
Refer to “Budget Assumptions Information” below for further details.
(3)
The Company’s estimated AER spending closure obligation for 2026 remains subject to change in accordance with the terms and conditions of the agreement of purchase and sale governing the Company’s disposition of its Pembina assets to InPlay Oil Corp in 2025.
(4)
See “Non-GAAP and Other Financial Measures” section below for further details.

Given recent volatility and increase in oil prices, the Company has outlined financial results below based on our original guidance pricing and first quarter 2026 actual prices plus a WTI US$70 and US$80 flat price deck for the balance of the year (including our current hedge position). All other pricing assumptions utilized in our 2026 guidance remain unchanged.

Pricing assumptions[1]		2026 Guidance	US$70 WTI Case	US$80 WTI Case
WTI	US$/bbl	60.00	70.00	80.00
Foreign Exchange Rate	CAD/USD	1.38	1.38	1.38
MSW Differential	US$/bbl	3.50	3.50	3.50
WCS Differential	US$/bbl	13.50	13.50	13.50
AECO	$/GJ	2.75	2.75	2.75

Based on midpoint of above guidance
FFO[3]	$ millions	225	300	331
FFO/share[1,2]	$/share	3.36	4.51	4.97
FCF[3]	$ millions	7	82	113
FCF/share[1,2]	$/share	0.11	1.24	1.70
Net debt (prior to NCIB)[2,3]	$ millions	272	226	195
Net debt (prior to NCIB) to FFO[2,3]	Times	1.2	0.8	0.6
(1)
Refer to “Budget Assumptions Information” below for further details.
(2)
See “Non-GAAP and Other Financial Measures” section below for further details.
(3)
In the US$70/$80 cases, net debt figures include the impact of purchases under our NCIB ($18 million) and prepaid equity forwards ($15 million) thus far in 2026. In, 2025, the Company entered prepaid equity forward contracts totaling $29 million, refer to our “Hedging Update” section below for details.

Estimated sensitivities to selected key assumptions on FFO for 2026 (including our current hedge position and realized prices for the first quarter of 2026) are as follows:

Guidance Sensitivity Table
Variable	Range	Change in 2026 FFO ($ millions)
WTI (US$/bbl)	+/- $1.00/bbl	4.2
Foreign Exchange Rate (CAD/USD)	+/- $0.01	3.2
MSW light oil differential (US$/bbl)	+/- $1.00/bbl	2.4
WCS heavy oil differential (US$/bbl)	+/- $1.00/bbl	1.9
AECO ($/GJ)	+/- $0.25/GJ	0.8

HEDGING UPDATE

With the higher oil price environment, the Company has steadily increased our oil hedging position. Currently, we have the following contracts outstanding on a weighted average basis:

Type	Volume (bbls/d)	Remaining Term	Price ($US/bbl)
Oil
WTI Swap	14,050	March 2026	$64.29
WTI Swap	13,550	April 2026	65.93
WTI Swap	13,100	May 2026	67.45
WTI Swap	12,075	June 2026	71.56
WTI Collar	750	June 2026	86.00 – 92.25
WTI Swap	8,950	July 2026	76.15
WTI Swap	2,250	August 2026	81.20
WTI Collar	5,050	August 2026	$80.25 – 87.69

Revenue	Notional Amount ($ millions)	Remaining Term	FX Rate (USD/CAD)
FX forward contract	21.0	March 2026	$1.3687
FX forward contract	19.5	April 2026	1.3665
FX forward contract	19.6	May 2026	1.3700
FX forward contract	20.3	June 2026	1.3732
FX forward contract	19.2	July 2026	1.3714
FX forward contract	18.5	August 2026	1.3715
FX forward contract	4.0	September 2026	$1.3750

Type	Volume (mcf/d)	Remaining Term	Price ($/mcf)
Natural Gas
AECO Swap	35,375	April 2026 - October 2026	$2.68
AECO Swap	4,740	November 2026 - March 2027	$3.31

Type	Share Volume	Remaining Term	Price (C$)
Equity
Equity Forward Contract	720,000	September 2028	$8.89
Equity Forward Contract	1,300,000	October 2028	8.72
Equity Forward Contract	550,000	November 2028	8.43
Equity Forward Contract	715,000	December 2028	8.31
Equity Forward Contract	450,000	January 2029	8.76
Equity Forward Contract	680,000	February 2029	10.18
Equity Forward Contract	360,000	April 2029	$12.82

BMO CAPP ENERGY SYMPOSIUM AND UPDATED CORPORATE PRESENTATION

Obsidian Energy will be participating in the annual BMO CAPP Energy Symposium (the “Symposium”) from April 14 to 15 in Toronto, Ontario. Stephen Loukas, President and CEO will discuss the Company as part of a panel at 11:10 a.m. ET (9:10 a.m. MT) on Wednesday, April 15. Mr. Loukas along with Peter Scott, Senior VP and Chief Financial Officer will also be hosting one-on-one meetings at the Symposium.

Obsidian Energy will post an updated corporate presentation on our website at www.obsidianenergy.com

ABOUT OBSIDIAN ENERGY

Obsidian Energy is an intermediate-sized oil and gas producer with a well-balanced portfolio of high-quality assets, primarily in the Peace River, Willesden Green and Viking areas in Alberta. The Company’s business is to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin.

Obsidian Energy is headquartered in Calgary and listed on the Toronto Stock Exchange and NYSE American (TSX / NYSE American: OBE). To learn more, visit Obsidian Energy’s website.

ADDITIONAL READER ADVISORIES

SUPPLEMENTAL PRODUCTION DISCOSURE

Outlined below is expected average production by product based on the midpoint of our 2026 guidance estimates.

Based on midpoint of guidance		2026 Guidance
Heavy Oil	bbl/d	11,800
Light Oil	bbl/d	7,300
NGLs	bbl/d	2,000
Natural gas	mmcf/d	46.8
Total Production	boe/d	28,900

BUDGET ASSUMPTIONS INFORMATION

Capital Expenditures

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Asset level capital does not include $1 million in corporate capital.

Commodity Pricing

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2026 pricing assumptions include risk management (hedging) adjustments as of April 10, 2026.
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WTI assumption for the Guidance 2026 figures is based on first half of 2026 (January – June) of US$58.00/bbl and second half 2026 (July – December) of US$62.00/bbl.
•
For the flat WTI US$70 and US$80 price scenarios, actual pricing was used for WTI/AECO from January to April 2026 and for MSW/WCS from January to May 2026.

Per Share Calculations

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Per share calculations are based on an estimated 66.6 million weighted average shares outstanding for the year ended December 31, 2026.

OIL AND GAS INFORMATION ADVISORY

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

TEST RESULTS AND INITIAL PRODUCTION RATES

Test results and initial production rates disclosed herein, particularly those short in duration, may not necessarily be indicative of long-term performance or of ultimate recovery. Readers are cautioned that short-term rates should not be relied upon as indicators of future performance of these wells and therefore should not be relied upon for investment or other purposes. A pressure transient analysis or well-test interpretation has not been carried out and thus certain of the test results provided herein should be considered preliminary until such analysis or interpretation has been completed.

NON-GAAP AND OTHER FINANCIAL MEASURES

Throughout this news release and in other materials disclosed by the Company, we employ certain measures to analyze financial performance, financial position, and cash flow. These non-GAAP and other financial measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures provided by other issuers. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net income and cash flow from operating activities as indicators of our performance. The consolidated financial statements and MD&A for the year ended December 31, 2025, are on the Company's website at www.obsidianenergy.com and under our SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov. The disclosure under the section ’Non-GAAP and Other Financial Measures’ in the MD&A is incorporated by reference into this news release.

Non-GAAP Financial Measures

The following measures are non-GAAP financial measures: FFO; net debt; net operating costs; and FCF. These non-GAAP financial measures are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See the disclosure under the section ’Non-GAAP and Other Financial Measures’ in our MD&A for the year ended December 31, 2025, for an explanation of the composition of these measures, how these measures provide useful information to an investor, and the additional purposes, if any, for which management uses these measures.

Non-GAAP Ratios

The following measures are non-GAAP ratios: FFO (basic per share ($/share)), which use FFO as a component; net operating costs ($/boe), which uses net operating costs as a component; and net debt to FFO, which uses net debt and FFO as components. These non-GAAP ratios are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See the disclosure under the section ’Non-GAAP and Other Financial Measures’ in our MD&A in our MD&A for the year ended December 31, 2025, for an explanation of the composition of these non-GAAP ratios, how these non-GAAP ratios provide useful information to an investor, and the additional purposes, if any, for which management uses these non-GAAP ratios.

Supplementary Financial Measures

The following measure is a supplementary financial measure: G&A costs ($/boe). See the disclosure under the section ’Non-GAAP and Other Financial Measures’ in our MD&A for the year ended December 31, 2025, for an explanation of the composition of these measures.

FUTURE-ORIENTED FINANCIAL INFORMATION

This release contains future-oriented financial information (“FOFI”) and financial outlook information relating to the Company's prospective results of operations, operating costs, expenditures, production, FFO, FCF, net operating costs, and net debt, which are subject to the same assumptions, risk factors, limitations, and qualifications as set forth below under ‘Forward-Looking Statements’. The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, such FOFI, or if any of them do so, what benefits the Company will derive therefrom. The Company has included this FOFI to provide readers with a more complete perspective on the Company's business as of the date hereof and such information may not be appropriate for other purposes.

Without limitation of the foregoing, this news release contains information regarding guidance for our 2026 capital expenditures, production levels, FFO, FFO per share, FCF, FCF per share, net operating costs, net debt (prior to NCIB) and net debt (prior to NCIB) to FFO ratio, which are based on various factors and assumptions that are subject to change including regarding production levels, commodity prices, operating and other costs and capital expenditure levels. To the extent that such estimates constitute FOFI or a financial outlook, are included to provide readers with an understanding of the Company's anticipated plans and financial results based on the capital expenditures and other assumptions described and readers are cautioned that the information may not be appropriate for other purposes.

ABBREVIATIONS

Oil		Natural Gas
bbl	barrel or barrels	mcf	thousand cubic feet
bbl/d	barrels per day	mcf/d	thousand cubic feet per day
boe	barrel of oil equivalent	mmcf	million cubic feet
boe/d	barrels of oil equivalent per day	mmcf/d	million cubic feet per day
MSW	Mixed Sweet Blend	mmbtu	Million British thermal unit
WTI	West Texas Intermediate	AECO	Alberta benchmark price for natural gas
WCS	Western Canadian Select	NGL	natural gas liquids
cP	Centipoise	GJ	gigajoule

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements or information (collectively "forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify forward-looking statements or information. More particularly and without limitation, this news release contains forward-looking statements and information concerning: where we anticipate our growth areas; how we plan to monitor market conditions and drilling results and consider expansion in our capital expenditures for the second half of the year; our drilling plans, associated timing and on production dates; our expectations for the waterflood expansion pilot for both results and timing; our 2026 corporate guidance for production, capital and decommissioning expenditures, net operating costs, G&A costs, FFO, FFO/share, FCF, FCF/share, net debt (prior to NCIB) and net debt (prior to NCIB) to FFO; our guidance sensitivities and assumptions; our hedges; our attendance and presentation at the Symposium.

The forward-looking statements and information are based on certain key expectations and assumptions made by Obsidian Energy, including: the duration and impact of tariffs that are currently in effect on goods exported from or imported in Canada, and that other than such tariffs, neither the U.S. nor Canada (i)

increases the rate or scope of such tariffs, reenacts tariffs that are currently suspended, or imposes new tariffs, on the import of goods from one country to the other, including on oil and natural gas, and/or (ii) imposes any other form of tax, restriction or prohibition on the import or export of products from one country to the other, including on oil and natural gas; Obsidian Energy's views with respect to its financial condition and prospects, the stability of general economic and market conditions, currency exchange rates and interest rates; the availability of cash or other financing sources to fund repurchases of common shares under the NCIB and our ability to comply with applicable terms and conditions under the Company’s debt agreements; the existence of alternative uses for Obsidian Energy's cash and other financial resources.

The future acquisition by the Company of the Company's common shares pursuant to its share buyback program (including through its NCIB), if any, and the level thereof is uncertain. Any decision to acquire common shares of the Company pursuant to the share buyback program will be subject to the discretion of the board of directors of the Company and may depend on a variety of factors, including, without limitation, the Company's business performance, financial condition, financial requirements, growth plans, expected capital requirements and other conditions existing at such future time including, without limitation, contractual restrictions and satisfaction of the solvency tests imposed on the Company under applicable corporate law. There can be no assurance of the number of common shares of the Company that the Company will acquire pursuant to its share buyback program, if any, in the future.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the risk that (i) the tariffs that are currently in effect on goods exported from or imported into Canada continue in effect for an extended period of time, the tariffs that have been threatened are implemented, that tariffs that are currently suspended are reactivated, the rate or scope of tariffs are increased, or new tariffs are imposed, including on oil and natural gas, (ii) the U.S. and/or Canada imposes any other form of tax, restriction or prohibition on the import or export of products from one country to the other, including on oil and natural gas, and (iii) the tariffs imposed or threatened to be imposed by the U.S. on other countries and retaliatory tariffs imposed or threatened to be imposed by other countries on the U.S., will trigger a broader global trade war which could have a material adverse effect on the Canadian, U.S. and global economies, and by extension the Canadian oil and natural gas industry and the Company, including by decreasing demand for (and the price of) oil and natural gas, disrupting supply chains, increasing costs, causing volatility in global financial markets, and limiting access to financing; the possibility that we change our budgets (including our capital expenditure budgets) in response to internal and external factors, including those described herein; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize (such as our inability to return capital to shareholders and/or reduce debt levels to the extent anticipated or at all); the impact on energy demand and commodity prices of regional and/or global health related events and the responses of governments and the public thereto, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that there is another significant decrease in the valuation of oil and natural gas companies and their securities and in confidence in the oil and natural gas industry generally, whether caused by regional and/or global health related events, the worldwide transition towards less reliance on fossil fuels and/or other factors; the risk that the financial capacity of the Company's contractual counterparties is adversely affected and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our senior notes is not extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew or refinance our credit facilities on acceptable terms or at all and/or finance the repayment of our senior notes when they mature on acceptable terms or at all and/or obtain new debt and/or equity financing to replace our credit facilities and/or senior notes or to fund other activities; the possibility that we are unable to complete one or more repurchase offers pursuant to our senior notes when otherwise required to do so; the possibility that we are forced to shut-in production, whether due to commodity prices decreasing, extreme weather events such as wild fires, inability to access our properties due to blockades or other activism, or other factors; the risk that OPEC and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of oil, natural gas liquids and natural gas, price differentials for oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange, including the impact of the Canadian/ U.S. dollar exchange rate on our revenues and expenses; fluctuations in interest rates, including the effects of interest rates on our borrowing costs and on economic activity, and including the risk that elevated interest rates cause or contribute to the onset of a recession; the risk that our costs increase due to inflation, supply chain disruptions, scarcity of labour and/or other factors, adversely affecting our profitability; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires, flooding and droughts (which could limit our access to the water we require for our operations)); the risk that wars and other armed conflicts adversely affect world economies and the demand for oil and natural gas, including the ongoing war between Russian and Ukraine and/or hostilities in the Middle East and Venezuela; the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons, government mandates requiring the sale of electric vehicles and/or electrification of the power grid, and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company's ability to obtain financing and/or insurance on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments, financial institutions and consumers to a regional and/or global health related event and/or the influence of public opinion and/or special interest groups.

The forward-looking statements and information contained in this news release are expressly qualified by this cautionary statement. Except as required by law, the Company does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein. Readers should also carefully consider the matters discussed that could affect Obsidian Energy, or its operations or financial results in Obsidian Energy’s Annual Information Form (see "Risk Factors" and "Forward-Looking Statements" therein) for the year ended December 31, 2025, which is available on the SEDAR+ website (www.sedarplus.ca), EDGAR website (www.sec.gov) or Obsidian Energy's website.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American exchange in the United States under the symbol “OBE”.

contact

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com

Investor Relations:

Toll Free: 1-888-770-2633

Email: investor.relations@obsidianenergy.com